H&Q LIFE SCIENCES INVESTORS

30 Rowes Wharf, Suite 430

Boston, Massachusetts  02110-3328

August 11, 2006

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:                               Registration Statement on Form N-2 for
H&Q Life Sciences Investors
(File No. 333-133245)

Ladies and Gentlemen:

On April 12, 2006, and July 21, 2006, H&Q Life Sciences Investors (the “Registrant”) filed a Registration Statement on Form N-2 and Pre-Effective Amendment No. 1 to such Registration Statement relating to an offering of shares of beneficial interest in the Registrant. The Registrant is also separately filing today a second pre-effective amendment to that Registration Statement to provide an additional exhibit.

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, the Registrant hereby respectfully requests that the effective date of its Registration Statement be accelerated so that it will be effective at 4:00 p.m., Eastern Time, on August 17, 2006, or as soon as practicable thereafter.

In connection with this request, the undersigned officer of the Registrant acknowledges that (i) should the U.S. Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the Registration Statement effective, such action will not foreclose the Commission from taking any action with respect to the Registration Statement; (ii) the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, will not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and (iii) the Registrant may not assert such action as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

Please call the Registrant’s counsel, Joseph R. Fleming (617.728.7161) or Brian S. Vargo (215.994.2880) of Dechert LLP, if you have any questions.

Sincerely yours,

/s/ Kathleen Eckert
Secretary
H&Q Life Sciences Investors

cc:	Mary A. Cole
Senior Counsel
U.S. Securities and Exchange Commission